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                           April 20, 2023

       Steven Kelly
       President and Chief Executive Officer
       Carisma Therapeutics Inc.
       3675 Market Street, Suite 200
       Philadelphia, PA 19104

                                                        Re: Carisma
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 17,
2023
                                                            File No. 333-271295

       Dear Steven Kelly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brian Johnson